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                                                                                                 EXHIBIT 12
                                  SOUTHWESTERN ELECTRIC POWER COMPANY AND SUBSIDIARIES
                             Computation of Consolidated Ratios of Earnings to Fixed Charges
                                           (in thousands except ratio data)



                                                                                                  Twelve
                                                             Year Ended December 31,              Months
                                               ------------------------------------------------   Ended
                                                 1998      1999      2000      2001      2002     6/30/03
                                                 ----      ----      ----      ----      ----     -------
Earnings:
  Net Income Before Extraordinary Item
    And Cumulative Effect of
    Accounting Changes                         $ 97,994  $ 86,205  $ 72,672  $ 89,367  $ 82,992   $ 87,759
  Plus Federal Income Taxes                      57,506    49,180    12,058    70,121    37,439     28,900
  Plus State Income Taxes                         5,089     6,162     2,538     8,385     5,687      6,565
  Plus Provision for Deferred Income Taxes      (11,909)  (17,347)   14,653   (31,396)   (3,134)     7,855
  Plus Deferred Investment Tax Credits           (4,631)   (4,565)   (4,482)   (4,453)   (4,524)    (4,425)
  Plus Fixed Charges (as below)                  57,084    61,177    62,851    60,503    60,529     63,503
                                               --------  --------  --------  --------  --------   --------
     Total Earnings                            $201,133  $180,812  $160,290  $192,527  $178,989   $190,157
                                               ========  ========  ========  ========  ========   ========

Fixed Charges:
  Interest on Long-term Debt                   $ 39,233  $ 38,380  $ 43,547  $ 41,401  $ 43,011*    45,441
  Interest on Short-term Debt                     8,591    13,800    10,174     9,680     7,776*     8,320
  Distributions on Trust Preferred Securities     8,662     8,662     8,663     8,663     8,662      8,662
  Interest Portion of Financing Leases              598       335      -         -         -          -
  Estimated Interest Element in Lease Rentals      -         -          467       759     1,080      1,080
                                               --------  --------  --------  --------  --------   --------
     Total Fixed Charges                       $ 57,084  $ 61,177  $ 62,851  $ 60,503  $ 60,529   $ 63,503
                                               ========  ========  ========  ========  ========   ========

Ratio of Earnings to Fixed Charges                 3.52      2.95      2.55      3.18      2.95       2.99
                                                   ====      ====      ====      ====      ====       ====

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* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.